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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 22)

Meridian Gold Inc.
(Name of Subject Company)

Yamana Gold Inc.
(Name of Filing Persons (Offeror))

Common Stock
(Title of Class of Securities)

589975101
(CUSIP Number of Class of Securities)

Jacqueline Jones
Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario M5H 3S5
Canada
(416) 815-0220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gil Cornblum Dorsey & Whitney LLP Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 Canada (416) 367-7370	Mark Bennett Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

CALCULATION OF FILING FEE

Transaction Valuation (1): $3,371,197,402	Amount of Filing Fee (2): $103,495.76

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 0-11(d) and Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended. The transaction valuation is equal to the product of (i) (a) $32.95, which is the average of high and low sale prices of Meridian common shares as reported on the New York Stock Exchange on September 26, 2007, and (b) 102,312,516, which is the estimated number of outstanding Meridian common shares as of September 23, 2007 (assuming full conversion of all outstanding exercisable options and warrants for Meridian common shares).

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$20,900.59
Form or Registration No.:	Schedule TO
Filing Party:	Yamana Gold Inc.
Date Filed:	July 20, 2007

Amount previously paid:	$81,607.30
Form or Registration No.:	Form F-10
Filing Party:	Yamana Gold Inc.
Date Filed:	September 27, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 22 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed July 20, 2007 (as so amended, the "Schedule TO") by Yamana Gold Inc., a corporation incorporated under the laws of Canada ("Yamana").

        The Schedule TO relates to the offer by Yamana to purchase all of the outstanding common shares of Meridian Gold Inc. ("Meridian") on the basis of 2.235 Yamana common shares plus Cdn$7.00 in cash for each Meridian common share, together with the associated rights under the shareholder rights plan of Meridian, and including the common shares of Meridian that may become outstanding after the date of the Offer (the "Offer") but before the expiry time of the Offer upon the exercise of stock options or other securities of Meridian that are convertible into or exchangeable or exercisable for common shares of Meridian. The Offer is subject to the terms and conditions set forth in the Offer and Circular, dated July 19, 2007 (the "Offer and Circular") as amended by the Notice of Variation and Extension, dated August 14, 2007, filed as Exhibit (a)(1)(Q) to the Schedule TO, the Notice of Extension, dated September 12, 2007 filed as Exhibit (a)(1)(U) to the Schedule TO, the Notice of Variation and Extension dated September 20, 2007 filed as Exhibit (a)(1)(V) to the Schedule TO and the Notice of Variation and Extension dated September 27, 2007 filed as Exhibit (a)(1)(W) to the Schedule TO.

        As permitted by General Instruction F to Schedule TO, the information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.

        Capitalized terms used herein and not defined herein have the respective meanings assigned to such terms in the Offer and Circular, as supplemented and amended. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule TO.

Item 4.    Terms of the Transaction

        On September 24, 2007, Yamana and Meridian entered into the Support Agreement, pursuant to which, among other things, the Offeror agreed to increase the cash component of the Offer Consideration and extend the expiry of the Offer and Meridian agreed to recommend that Shareholders accept the Offer. On October 9, 2007, Yamana and Meridian agreed to amend the Support Agreement.

        Section 6 of Arrangements, Agreements or Understandings of the Notice of Variation and Extension under the caption "Support Agreement — Subsequent Acquisition Transaction" is hereby amended and restated in its entirety as follows:

Subsequent Acquisition Transaction

        The Support Agreement as amended provides that if the offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time (or, if applicable, a subsequent offering period) and the Offeror accepts Shares deposited for purchase and pays for such Shares pursuant to the Offer, the Offeror shall, to the extent possible, effect a Compulsory Acquisition of the remainder of the Shares from those Shareholders who have not accepted the Offer as promptly as practicable. If that statutory right of acquisition is not available or the Offeror choose not to avail itself of such statutory right of acquisition, the Offeror has agreed to pursue other means of acquiring the remaining Shares not tendered to the Offer as promptly as practicable by way of amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Meridian and the Offeror or a subsidiary of the Offeror that the Offeror may, in its sole discretion, undertake to pursue (a "Subsequent Acquisition Transaction"), provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Share offered under the Offer and further provided that for this purpose, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction each Yamana Common Share shall be deemed to be at least equivalent in value to each Yamana Common Share offered under the Offer. Meridian has agreed that, in the event the Offeror takes up and pays for Shares under the Offer representing at least a simple majority of the outstanding Shares (calculated on a fully diluted basis as at the Expiry Time), it will assist the Offeror in connection with any proposed Subsequent Acquisition Transaction. In connection with its obligations to pursue a Subsequent Acquisition Transaction or effect a Compulsory Acquisition, the Offeror has agreed that any Subsequent Acquisition Transaction it proposes will include a vertical amalgamation of Meridian and a direct subsidiary of the Offeror (the "Amalgamation") or, in the event that the Offeror completes a

Compulsory Acquisition, the Offeror has agreed to effect an Amalgamation as soon as reasonably possible following the Compulsory Acquisition. The Offeror and Meridian have agreed that the acquisition of Shares pursuant to the Offer and either the Subsequent Acquisition Transaction or the Compulsory Acquisition following by an Amalgamation, together constitute an integrated transaction that is intended to qualify for U.S. federal income tax purposes as a reorganization under Section 368(a) of the Code and other applicable federal income tax law. The Offeror is not required to pursue a Subsequent Acquisition Transaction if doing so would violate applicable Laws or would be otherwise commercially unreasonable.

Conduct of Business

        The Offeror and Meridian have each covenanted and agreed that, prior to the earlier of the time that designees of the Offeror represent a majority of the Meridian Board of Directors and the termination of the Support Agreement in the case of Meridian and prior to the earlier of the time the Offeror shall have taken up, acquired ownership of and paid for the Shares pursuant to the Offer and the termination of the Support Agreement in the case of the Offeror, except with the prior written consent of the other party (not to be unreasonably withheld or delayed) or as expressly contemplated or permitted by the Support Agreement, each party will, and will cause each of its subsidiaries to conduct its and their respective businesses in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill, to preserve intact their respective real property interests, mining leases, mining concessions, mining claims, exploration permits or prospecting permits or other property, mineral or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees and others having business relationships with them. Each of the Offeror and Meridian has also agreed that it will not and will cause each of its subsidiaries not to take certain actions specified in the Support Agreement.

        Each of the Offeror and Meridian has also agreed to notify the other party orally and in writing of (a) any material adverse change (within the meaning of the OSA), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (b) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (i) cause any of the representations or warranties of such party contained in the Support Agreement to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (ii) result in the failure in any material respect of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the time the Offeror shall have taken up, acquired ownership of and paid for Shares pursuant to the Offer.

        Each of the Offeror and Meridian have also agreed not to take any action that is not specified in the Support Agreement that would prevent the acquisition of the Shares pursuant to the Offer and the Subsequent Acquisition Transaction or Compulsory Acquisition from being treated as an integrated transaction qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        The Summary Term Sheet of the Circular is hereby amended as follows:

HOW WILL US TAXPAYERS BE TAXED FOR US FEDERAL INCOME TAX PURPOSES?

        Based on currently available information, and assuming the Acquisition (as defined under "United States Federal Income Tax Considerations" in Section 24 of the Circular) is consummated in the manner described in the Circular, although there is no authority addressing facts identical to the Acquisition and therefore the matter is not free from doubt, Yamana intends to treat the Acquisition as a tax-deferred reorganization. If the Acquisition qualifies as a tax-deferred reorganization, subject to the application of the PFIC rules, the US Holders of Meridian Shares would not recognize a gain or loss for US federal income tax purposes on the exchange of the Shares for Yamana Common Shares and cash pursuant to the Acquisition, except that gain (but not loss) realized would be recognized to the extent of the cash received. There can be no assurance that the Internal Revenue Service would not challenge the qualification of the Acquisition as a tax-deferred reorganization for US federal income tax purposes or that, if challenged, a US court would not agree with the Internal Revenue Service.

        If the transaction does not qualify as a tax-deferred reorganization, subject to the application of the PFIC rules, a Shareholder who is a citizen of or resident of the United States for tax purposes, who holds Shares as capital property and who disposes of their Shares to us under the Offer, will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Yamana Common Shares received by the Shareholder pursuant to the Offer plus the amount of any cash received, and (ii) the adjusted tax basis of the Shareholder in the Shares disposed of to us.

        The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the more detailed general description of United States federal income tax considerations under "United States Federal Income Tax Considerations" in Section 24 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular United States federal income tax consequences to them of a sale of Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.

United States Federal Income Tax Considerations

        Based on currently available information, and assuming the Acquisition (as defined under "United States Federal Income Tax Considerations" in Section 24 of the Circular) is consummated in the manner described in the Circular, although there is no authority addressing facts identical to the Acquisition and therefore the matter is not free from doubt, Yamana intends to treat the Acquisition as a tax-deferred reorganization. If the Acquisition qualifies as a tax-deferred reorganization, subject to the application of the PFIC rules, the US Holders of Shares would not recognize a gain or loss for US federal income tax purposes on the exchange of the Shares for Yamana Common Shares and cash pursuant to the Acquisition, except that gain (but not loss) realized would be recognized to the extent of the cash received. There can be no assurance that the Internal Revenue Service would not challenge the qualification of the Acquisition as a tax-deferred reorganization for US federal income tax purposes or that, if challenged, a US court would not agree with the Internal Revenue Service.

        If the transaction does not qualify as a tax-deferred reorganization, subject to the application of the PFIC rules, a Shareholder who is a citizen of or resident of the United States for tax purposes, who holds Shares as capital property and who disposes of its Shares to the Offeror under the Offer will generally recognize a gain or loss in an amount equal to the difference, if any, between (i) the fair market value of any Yamana Common Shares received by the Shareholder pursuant to the Offer plus the amount of any cash received, and (ii) the adjusted tax basis of the Shareholder in the Shares disposed of to the Offeror.

        The foregoing is a brief summary of United States federal income tax consequences only and is qualified by the more detailed general description of United States federal income tax considerations under "United States Federal Income Tax Considerations" in Section 24 of the Circular. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a Compulsory Acquisition or a disposition of Shares pursuant to any Subsequent Acquisition Transaction.

        Section 24 — United States Federal Income Tax Considerations of the Circular is hereby amended and restated in its entirety as follows:

24.   United States Federal Income Tax Considerations

Scope of this Disclosure

        The following is a summary of the anticipated material US federal income tax consequences to US Holders (as defined below) arising from and relating to the "Acquisition" which consists of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction, the contribution by Yamana of all issued and outstanding Shares to Yamana Subco (the "Contribution") and the vertical Amalgamation of Yamana Subco and Meridian.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential US federal income tax consequences that may apply to a US Holder as a result of the Acquisition. In addition, this summary does not take into account the individual facts and circumstances of any particular US Holder that may affect the US federal income tax consequences of the Acquisition to such US Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or US federal income tax advice with respect to any US Holder. US Holders should consult their own tax advisors regarding the US federal income, US state and local, and foreign tax consequences of the Acquisition.

Authorities

        This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), proposed, temporary and final Treasury Regulations issued under the Code, judicial and administrative interpretations of the Code and Treasury Regulations, and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-US Tax Convention"), in each case as in effect and available as of the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof may change at any time, and any change could be retroactive to the date of this Offer and Circular. The Code, Treasury Regulations and judicial and administrative interpretations thereof and the Canada-US Tax Convention are also subject to various interpretations, and there can be no guarantee that the IRS or the US courts will agree with the tax consequences in this summary.

US Holder

        For purposes of this summary, a "US Holder" is a beneficial owner of Shares (or, following the completion of the Acquisition, a beneficial owner of Yamana Common Shares) that holds such shares as capital assets, and that, for US federal income tax purposes, is

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  an individual who is a citizen or resident of the US for US federal income tax purposes;

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  a corporation, or any other entity classified as a corporation for US federal income tax purposes, that is created or organized in or under the laws of the US or any state in the US, including the District of Columbia;

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  an estate if the income of such estate is subject to US federal income tax regardless of the source of such income; or

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  a trust if (i) such trust has validly elected to be treated as a US person for US federal income tax purposes or (ii) a US court is able to exercise primary supervision over the administration of such trust and one or more US persons have the authority to control all substantial decisions of such trust.

        If a partnership (including any entity treated as a partnership for US federal income tax purposes) beneficially owns Shares (or, following the completion of the Acquisition, Yamana Common Shares), the US federal income tax treatment of a partner in a partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Shares (or, following the completion of the Acquisition, Yamana Common Shares) should consult their own tax advisors as to the US federal, state and local, and foreign tax consequences of the Acquisition and the ownership and disposition of Yamana Common Shares received pursuant to the Acquisition.

Non-US Holders

        For the purposes of this summary, a "non-US Holder" is a beneficial owner of Shares (or, following the completion of the Acquisition, Yamana Common Shares) other than a US Holder. This summary does not address the US federal income tax consequences of the Acquisition or the ownership and disposition of Yamana Common Shares received pursuant to the Acquisition to non-US Holders of Shares, and such non-US Holders are accordingly urged to consult their own tax advisors regarding the potential US federal income tax consequences to them of the Acquisition and ownership and disposition of Yamana Common Shares received pursuant to the Acquisition, and the potential application of any tax treaties.

Transactions Not Addressed

        This summary does not address the US federal income tax consequences of certain transactions effectuated prior or subsequent to, or concurrently with, the Acquisition (whether or not any such transactions are undertaken in connection with the Acquisition), including, without limitation, the following:

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  any exercise of any warrant, option or other right to acquire Shares;

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  any conversion of any warrant, option or other right to acquire Shares into a right to acquire Yamana Common Shares;

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  any conversion into Shares of any notes, debentures or other debt instruments; and

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  any transaction, other than the Acquisition, in which Shares or Yamana Common Shares are acquired.

Persons Not Addressed

        The US federal income tax consequences to the following persons (including persons who are US Holders) are not addressed in this summary, and the following persons are accordingly urged to consult with their own tax advisors regarding the US federal income tax consequences to them of the Acquisition and ownership and disposition of Yamana Common Shares received pursuant to the Acquisition:

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  Meridian and Yamana;

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  persons that may be subject to special US federal income tax treatment such as financial institutions, real estate investment trusts, tax-exempt organizations, qualified retirement plans, individual retirement accounts, regulated investment companies, insurance companies, dealers in securities or currencies, or traders in securities that elect to apply a mark-to-market accounting method;

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  persons that acquired Shares pursuant to an exercise of employee stock options or rights or otherwise as compensation for services;

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  persons that hold warrants, notes, debentures or other debt instruments in Meridian;

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  persons having a functional currency for US federal income tax purposes other than the US dollar;

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  persons that hold Shares as part of a position in a straddle or as part of a hedging or conversion transaction;

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  US expatriates and former long-term residents of the US;

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  persons subject to the alternative minimum tax;

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  persons that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Meridian (or, following the completion of the Acquisition, US Holders that will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Yamana); and

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  persons who own their Shares other than as a capital asset as defined in the Code.

State and Local Taxes, Foreign Jurisdictions Not Addressed

        This summary does not address US state or local tax consequences, or the tax consequences in jurisdictions other than the US of the Acquisition.

Particular Circumstance of any Particular US Holder Not Addressed

        This summary does not take into account the particular facts and circumstances, with respect to US federal income tax issues, of any particular US Holder. US Holders should consult their own tax advisors regarding the US federal income tax consequences of the Acquisition to them in light of their particular circumstances.

Combination of Yamana and Meridian

        Based on currently available information, and assuming the Acquisition is consummated in the manner described in this Circular, although there is no authority addressing facts identical to the Acquisition and therefore the matter is not free from doubt, Yamana intends to treat the steps in the Acquisition as a single integrated transaction and the Acquisition as a tax-deferred reorganization under Section 368(a) of the Code (a "Reorganization"). Yamana's treatment of the Acquisition will not bind the IRS and there is a risk that the exchange of Shares in connection with the Acquisition will not be treated as made pursuant to a Reorganization. In addition, for purposes of this summary it is assumed that Meridian and its affiliates have not undertaken and will not undertake any action which will cause the Acquisition to fail to qualify as a Reorganization. No ruling from the IRS concerning the US federal income tax consequences of the Acquisition has been obtained and none will be requested. Thus, there can be no assurance that the IRS will not challenge the treatment of the Acquisition and related transactions as a single integrated transaction or the qualification of the Acquisition as a Reorganization or that, if challenged, a US court would not agree with the IRS. If the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction, the Contribution or Amalgamation were viewed as independent of each other for U.S. federal income tax purposes, the Acquisition would be treated as a taxable transaction to US Holders.

        Each US Holder should consult its own tax advisor regarding whether the Acquisition will properly be treated (under the step-transaction doctrine or otherwise) as a single, integrated transaction for US federal income tax purposes and as a Reorganization. Each US Holder is urged to take into account the risk that the Acquisition may not qualify as a Reorganization. In addition, each US Holder should be aware that even if the Acquisition qualifies as a Reorganization, application of the PFIC rules could result in tax liability as discussed below.

  Consequences of Treatment as a Tax-Deferred Reorganization

        Subject to the PFIC rules discussed below, if the exchange of Shares pursuant to the Acquisition qualifies as a Reorganization, the exchange should have the following US federal income tax consequences:

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  a US Holder of Shares who exchanges Shares for Yamana Common Shares and Canadian currency will recognize gain (but not loss) to the extent of the lesser of (1) the excess of the fair market value of the Yamana Common Shares and the US dollar value of the Canadian currency on the date of receipt over the adjusted tax basis of the Shares surrendered, or (2) the US dollar value of the Canadian currency on the date of receipt;

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  Each US Holder's aggregate tax basis in the Yamana Common Shares received will be the same as the aggregate tax basis in the Shares surrendered in exchange therefor, increased by the amount of gain recognized and decreased by the US dollar value of the Canadian currency on the date of receipt;

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  The holding period of Yamana Common Shares received by a US Holder will include the holding period of the Shares surrendered; and

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  Under rules described below, if Meridian was a PFIC at any time during a US Holder's holding period for Shares, the US Holder may have gain subject to taxation and an interest charge, even if the transaction otherwise qualifies as a tax-deferred reorganization.

  Consequences of Failure to Qualify as a Tax-Deferred Reorganization

        Subject to the PFIC rules discussed below, if the Acquisition fails to qualify as a tax-deferred reorganization, the Acquisition would constitute a taxable disposition of Shares by US Holders and would result in the following US federal income tax consequences:

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  a US Holder of Shares would recognize gain or loss equal to the difference between (i) the sum of the fair market value of Yamana Common Shares and the US dollar value of the Canadian currency at the time of receipt by such US Holder and (ii) the US Holder's adjusted tax basis in the Shares surrendered in connection with the Acquisition;

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  the aggregate tax basis of Yamana Common Shares received by a US Holder of Shares in the Acquisition would be equal to the aggregate fair market value of Yamana Common Shares at the time of receipt; and

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  the holding period of Yamana Common Shares received by a US Holder in the Acquisition would begin on the day after receipt.

        Subject to the PFIC rules discussed below, any gain or loss recognized under the first bullet point generally will be capital gain or loss if the Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the US Holder's holding period for the Shares is more than one year at the time of the Acquisition. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations.

  Information Reporting

        If the Acquisition qualifies as a Reorganization, US Holders that exchange Shares for Yamana Common Shares pursuant to the Acquisition and that are "significant holders" (defined as taxpayers that hold five percent or more of a public company) are required to report certain information to the IRS on their US federal income tax returns for the taxable year in which the Acquisition occurs and all such US Holders must retain certain records related to the Acquisition. Each US Holder should consult its own tax advisor regarding its information reporting and record retention responsibilities in connection with the Acquisition.

Dissenting US Holders

        A US Holder who exercises the Dissent Rights from the Acquisition will recognize gain or loss on the exchange of such holder's Shares for cash in an amount equal to the difference between (a) the US dollar value on the date of receipt of the Canadian currency (other than amounts, if any, which are or are deemed to be interest for US federal income tax purposes, which amounts will be taxed as ordinary income) and (b) such holder's adjusted tax basis in its Shares. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss if the Shares were held as capital assets at the time of the Acquisition and will be long-term capital gain or loss if the US Holder's holding period for such shares is more than one year. Preferential tax rates for long-term capital gains are applicable to a US Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder that is a corporation.

Foreign Currency

        The fair market value of any foreign currency received by a US Holder in the Acquisition will generally be based on the rate of exchange on the date of receipt. A subsequent disposition of any foreign currency received (including an exchange for US currency) will generally give rise to ordinary gain or loss.

Foreign Tax Credit

        A US Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Acquisition may be entitled to elect to receive either a deduction or a credit for US federal income tax purposes. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's US federal income tax liability that the US Holder's "foreign source" taxable income bears to the US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." Gain on the disposition of Shares generally will be US source gain for purposes of applying the foreign tax credit rules, unless the gain is subject to tax in Canada and resourced as foreign source gain under the provisions of the Canada-US Tax Convention.

Ownership of Yamana Common Shares

        The following is a summary of certain material US federal income tax consequences to a US Holder arising from and relating to the ownership and disposition of Yamana Common Shares.

  General Taxation of Distributions

        Subject to the PFIC rules discussed below, a US Holder that receives a distribution, including a constructive distribution, with respect to the Yamana Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of Yamana, as computed for US federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Yamana, such distribution will be treated first as a tax-free return of capital to the extent of a US Holder's tax basis in the Yamana Common Shares and thereafter as gain from the sale or exchange of such Yamana Common Shares. (See "Disposition of Yamana Common Shares" below). Dividends received on the Yamana Common Shares generally will not be eligible for the "dividends received deduction."

  Reduced Tax Rates for Certain Dividends

        For taxable years beginning before January 1, 2011, a dividend paid by Yamana generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Yamana is a "qualified foreign corporation" (as defined below), (b) the US Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Yamana Common Shares that have been held by such US Holder for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.

        Yamana generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if Yamana is eligible for the benefits of the Canada-US Tax Convention between the US and Canada with Respect to Taxes on Income and Capital or, if not, the Yamana Common Shares are readily tradable on an established securities market in the US However, even if Yamana satisfies one or more of such requirements, Yamana will not be treated as a QFC if Yamana is a PFIC for the taxable year during which Yamana pays a dividend or for the preceding taxable year.

        As discussed below, Yamana does not believe that it was a PFIC for the previous taxable year, and based on current business plans and financial projections, does not expect that it will be a "passive foreign investment company" for the current taxable year. (See "Additional Rules that May Apply to US Holders — Passive Foreign Investment Company" below). However, there can be no assurance that the IRS will not challenge the determination made by Yamana concerning its "passive foreign investment company" status or that Yamana will not be a "passive foreign investment company" for the current taxable year or any subsequent taxable year.

        If Yamana is not a QFC, a dividend paid by Yamana to a US Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).

        Under current law, a dividend paid by Yamana in a taxable year beginning on or after January 1, 2011 will generally be taxed at ordinary income tax rates.

  Distributions Paid in Foreign Currency

        The amount of a distribution received on the Yamana Common Shares in foreign currency generally will be equal to the US dollar value of such distribution based on the exchange rate applicable on the date of receipt. A US Holder that does not convert foreign currency received as a distribution into US dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the US dollar value of such foreign currency on the date of receipt. Such a US Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for US dollars).

  Disposition of Yamana Common Shares

        A US Holder will recognize gain or loss on the sale or other taxable disposition of Yamana Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such US Holder's adjusted tax basis in the Yamana Common Shares sold or otherwise disposed of. Subject to the PFIC rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Yamana Common Shares are held for more than one year.

        Preferential tax rates apply to long-term capital gains of a US Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a US Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

  Foreign Tax Credit

        A US Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Yamana Common Shares generally will be entitled, at the election of such US Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a US Holder's US federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a US Holder's income subject to US federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a US Holder during a taxable year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a US Holder's US federal income tax liability that such US Holder's "foreign source" taxable income bears to such US Holder's worldwide taxable income. In applying this limitation, a US Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "US source." In addition, this limitation is calculated separately with respect to specific categories of income. Gain or loss recognized by a US Holder on the sale or other taxable disposition of Yamana Common Shares generally will be treated as "US source" for purposes of applying the foreign tax credit rules unless the gain is subject to tax in Canada and resourced as foreign source gain under the Canada-US Tax Convention. Dividends received on the Yamana Common Shares generally will be treated as "foreign source" and generally will be categorized as "passive income." Income or loss on the sale or other taxable disposition of foreign currency will be US source. The foreign tax credit rules are complex, and each US Holder should consult its own tax advisor regarding the foreign tax credit rules.

Treatment of either Yamana or Meridian as a PFIC

        The foregoing discussion assumes that Yamana will not be a PFIC for any year including or beginning after the Effective Time of the Acquisition, and that Meridian was not a PFIC for any taxable year during which a US Holder held Shares.

        A non-US corporation is classified as a PFIC for each taxable year in which (a) 75% or more of its income is passive income (as defined for US federal income tax purposes) or (b) on average for such taxable year, 50% or more (by value) of its assets either produce or are held for the production of passive income. In addition, if a corporation is classified as a PFIC for any taxable year during which a US Holder has held shares of such corporation, such corporation may continue to be classified as a PFIC for any subsequent taxable year in which the US Holder continues to hold the shares even if the corporation's income and costs are no longer passive in nature in that subsequent taxable year. For purposes of the PFIC provisions, passive income generally includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining whether or not it is classified as a PFIC, a non-US corporation is required to take into account its pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest.

  Consequences if Meridian Classified as a PFIC

        A US Holder of Meridian Shares would be subject to special, adverse tax rules in respect of the Acquisition if Meridian was classified as a PFIC for any taxable year during which a US Holder holds or held Shares.

        PFIC classification is factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Meridian has never been and will not become a PFIC for any taxable year during which US Holders hold Shares.

        If Meridian is classified as a PFIC for any taxable year during which a US Holder holds Shares, special rules may increase such US Holder's US federal income tax liability. Under the PFIC rules:

  •
  the Acquisition may be treated as a taxable exchange even if such transaction qualifies as a Reorganization;

  •
  any gain on the sale, exchange, or other disposition of Shares and any "excess distribution" (defined as an annual distribution that is more than 25% in excess of the average annual distribution over the past three years) will be allocated ratably over such US Holder's holding period for the Shares;

  •
  the amount allocated to the current taxable year and any year prior to the first year in which Meridian was classified as a PFIC will be taxed as ordinary income in the current year;

  •
  the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  •
  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other taxable years, which interest charge is not deductible by non-corporate US Holders.

        A US Holder that has made a "qualified electing fund" election under Section 1295 of the Code or a "mark-to-market" election under Section 1296 of the Code may not be subject to the PFIC rules described above. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules or the availability of the qualified electing fund or mark-to-market elections.

  Treatment of Yamana as a PFIC

        Whether Yamana will be considered a PFIC for its current taxable year, or for any subsequent taxable year, will depend on the assets and income of Yamana over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular. Accordingly, there can be no assurance that Yamana will not be considered a PFIC for the taxable year that includes the day after the Effective Date or for any subsequent taxable year. Based on current business plans and financial projections, Yamana expects that it will not meet the definition of a PFIC for the current taxable year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the taxable year in question, and is determined annually. Consequently, there can be no assurance that Yamana has never been and will not become a PFIC for any taxable year during which US Holders hold Yamana Common Shares.

        US Holders should be aware that, in the event that Yamana becomes a PFIC, there can be no assurance that Yamana will supply US Holders with the information and statements that such US Holders require to make a "qualified electing fund" election under Section 1295 of the Code. Accordingly, each US Holder should consult its own tax advisor regarding the potential PFIC status of Yamana and how the PFIC rules (including elections available thereunder) would affect the US federal income tax consequences of the ownership and disposition of Yamana Common Shares.

Backup Withholding Tax and Information Reporting Requirements

        Unless the US Holder is a corporation or other exempt recipient, payments to certain US Holders of dividends made on Yamana Common Shares, or the proceeds of the sale or other disposition of the Shares or the Yamana Common Shares that are made within the United States or through certain United States related financial intermediaries may be subject to information reporting and US federal backup withholding tax at the rate of twenty-eight percent (28%) (subject to periodic adjustment) if the US Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable US information reporting or certification requirements. Any amount withheld from a payment to a US Holder under the backup withholding rules is allowable as a credit against the US Holder's US federal income tax, provided that the required information is furnished to the IRS.

Item 12.    Exhibits

        Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit	Description
(a)(2)(A)	Letter Agreement between Yamana and Meridian to amend the Support Agreement dated October 10, 2007 (filed herewith).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAMANA GOLD INC.
	By:	/s/ CHARLES MAIN Charles Main Vice President, Finance and Chief Financial Officer
Date: October 10, 2007

EXHIBIT INDEX

Exhibit	Description
(a)(2)(A)	Letter Agreement between Yamana and Meridian to amend the Support Agreement dated October 10, 2007 (filed herewith).

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SIGNATURES
EXHIBIT INDEX